FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal fourth quarter December 1, 2001 - February 28, 2002

P.E. 2-28-02

Concordia Bus AB (publ)
(Translation of registrant's name into English)
Solna Strandvag 78, 17154 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-______________.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date June 20, 2002 By: [signature]
Vasant Mistry
Chief Financial Officer

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

FOURTH QUARTER AND FULL YEAR
MARCH 1, 2001 – FEBRUARY 28, 2002

4

INDEX

5

CONCORDIA BUS AB (PUBL)
FOURTH QUARTER AND FULL YEAR REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Concordia Bus AB ("Concordia") hereby submits the interim report for the year ended February 28, 2002. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 10. The financial statements of Concordia are prepared in accordance with Swedish GAAP, which differ in various respects from U.S. GAAP. The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2002"). The end of the Fourth financial quarter for Concordia is February 28 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements, except for the calculation of deferred taxes. Certain new recommendations have been issued with implementation commencing in 2001. The Swedish recommendation relating to taxation accounting is substantially in compliance with IAS 12. The impact of applying these new recommendations has lead to a decrease in deferred tax liabilities, related primarily to capitalization of tax loss carry forward, as of February 28, 2002 of SEK 53 million. The impact has been accounted for as a change in accounting principles with the cumulative prior years impact recognized as a component of retained earnings.

Financial Highlights

The following table sets forth Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth quarter ended February 28, 2002 compared to the Fourth quarter ended February 28, 2001

	Fourth quarter ended February 28,					
	2002		2001		Pro forma 2001 (1)	
	SEK million	%	SEK million	%	SEK million	%
Revenues	1 045	100,0%	942	100,0%	1 027	100,0%
Operating Loss	(77)	-7,4%	(25)	-2,7%	(3)	-0,3%
EBITDAR(2)	81	7,8%	95	10,1%	132	12,9%
EBITDAR before exceptional Items(3)	122	11,7%	41	4,4%	78	7,6%
Net loss	(69)	-6.6%	(74)	-7,9%	(52)	-5,1%

Year ended February 28, 2002 compared to Year ended February 28, 2001

	Year ended February 28,					
	2002		2001		Pro forma 2001 (1)	
	SEK million	%	SEK million	%	SEK million	%
Revenues	4 226	100,0%	3 576	100,0%	3 997	100,0%
Operating Loss	(144)	-3,4%	(40)	-1,1%	(45)	-1,1%
EBITDAR(2)	480	11,4%	372	10,4%	443	11,1%
EBITDAR before exceptional Items(3)	492	11,6%	320	8,9%	391	9,8%
Net loss	(284)	-6.7%	(239)	-6,7%	(246)	-6.2%

(1) This pro forma column reflects our results of operations as if we had acquired Ingenior M.O.Schoyenbilcentraler ("SBC") as of March 1, 2000.

(2) EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions. EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net

loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 8 of this quarterly report, prepared under Swedish GAAP.
(3) Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items. See Note 1.

Fourth Quarter ended February 28, 2002 compared to the Fourth quarter ended February 28, 2001 (pro forma)

The following section provides an analysis between the actual numbers presented for the quarter as compared with the pro forma numbers for the equivalent period in the preceding year, except for the section "Liquidity and capital resources" which provides analysis between the respective years to date periods.

Revenues
Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased SEK 18 million, or 2%, from SEK 1,027 million for the quarter ended February 28, 2001 to SEK 1,045 million for the quarter ended February 28, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 17 million, or 1.9%, from SEK 913 million for the quarter ended February 28, 2001 to SEK 930 million for the quarter ended February 28, 2002. This increase is principally due to net revenue gain from won and lost contracts of SEK 7 million and increased revenue from renewed contracts at higher prices of SEK 7 million whilst the remaining SEK 3 million was a result of improved compensation for the cost indices under existing contracts due to higher inflation and renegotiated indices compared to the corresponding period last year and also increased traffic volumes.

Revenues from express bus services increased by SEK 6 million, or 9%, from SEK 65 million for the quarter ended February 28, 2001 to SEK 71 million for the quarter ended February 28, 2002. This increase is largely due to price increases and increased numbers of passengers and through the acquisition in a prior period of the routes previously operated by "MAS-expressen", a Swedish express coach services provider.

Revenues from coach hire services remained at the same level as last year at SEK 27 million. The revenue activities were impacted by increased competition in the slower market due to September 11, 2001 and other world events.

Other revenues amounted to SEK 17 million for the quarter ended February 28, 2002 and SEK 22 million for the quarter ended February 28, 2001. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to Fourth parties.

Loss on Sale of Fixed Assets
The net of gain and losses on sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Loss on sale of fixed assets was SEK 15 million for the quarter ended February 28, 2002, an increase of SEK 73 million from the Profit on sale of fixed assets of SEK 58 million for the quarter ended February 28, 2001. Of this amount, SEK 15 million was due to the sale of properties, some of which were immediately leased back. Sale of used buses provided a small gain.

Operating Costs
Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and Operating Lease Charges. Operating costs increased by SEK 11 million, or 1%, from SEK 985 million for the quarter ended February 28, 2001 to SEK 996 million for the quarter ended February 28, 2002. This increase is due to a number of factors, which are explained below.

Additional factors
There has been a 0.7 % increase in personnel costs, by SEK 4 million to SEK 584 million, for the quarter ended February 28, 2002 from to SEK 580 million for the quarter ended February 28, 2001. The increased costs are largely due to an effective 3.4% increase in salary for Swebus' employees and increased volume. The wages cost increase was mitigated by the benefits from our new more efficient traffic plans by approximately SEK 3 million.

In addition, fuel, tires and other consumable costs decreased by 17% by SEK 39 million, to SEK 192 million for the quarter ended February 28, 2002 from SEK 231 million for the quarter ended February 28, 2001. The average fuel cost for the quarter was SEK 5.2 per liter compared to 5.4 per liter for the same quarter last year resulting in fuel cost savings of SEK 5 million. The cost for diesel sales to third parties was substantially reduced. Savings in maintenance costs of approximately SEK 4 million due to improved purchasing terms and lower maintenance also mitigated the adverse variance resulting from volume and inflation.

Other external costs increased 5% by SEK 7 million, to SEK 155 million for the quarter ended February 28, 2002 from SEK 142 million for the quarter ended February 28, 2001. The increase was largely due to an increase in Facility rent of SEK 3 million following the sale and lease back of properties. Previously these were part of depreciation and interest element. In addition damage costs were also higher by SEK 3 million due to accidents as result of adverse weather conditions.

Operating lease charges increased by SEK 33 million to SEK 65 million for the quarter ended February 28, 2002 from SEK 32 million for the quarter ended February 28, 2001. Total number of buses under operating leases were 787 as of February 28, 2002 compared to 346 units as of February 28, 2001.

Depreciation and Amortization
Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreases by SEK 10 million from SEK 103 million for the quarter ended February 28, 2001 to SEK 93 million for quarter ended February 28, 2002. Total goodwill amortization included in the depreciation during the period was SEK 12 million compared to SEK 14 million for the corresponding period last year.

Operating Loss
Operating loss increased by SEK 74 million from a loss of SEK 3 million for the quarter ended February 28, 2001 to a loss of SEK 77 million for the quarter ended February 28, 2002, largely as a result of reduced gain on sale of fixed assets compared to last year of SEK 73 million and provision for restructuring of CPTA-traffic of SEK 17 million and start up costs write offs of SEK 7 million in relation to Stockholm contract. Operating loss from bus operations for public authorities increased by SEK 19 million from SEK 1 million for the quarter ended February 28, 2001 to a loss of SEK 20 million for the quarter ended February 28, 2002. This was largely due the provision for layoff cost and startup costs in relation Stockholm contract of SEK 24 million. Operating profit from express bus services was unchanged to SEK 3 million for the quarter ended February 28, 2002 and for the quarter ended February 28, 2001. Operating loss from coach hire services was SEK 7 million for the quarter ended February 28, 2002, compared to operating loss of SEK 1 million for the quarter ended February 28, 2001.

Financial Income and Expenses
Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Net financial income and expense increased SEK 107 million from SEK 106 million in expense for the quarter ended February 28, 2001 to SEK 1 million as income for the quarter ended February 28, 2002. This decrease can be primarily attributed to unrealized exchange gains relating to Euro loans amounting to SEK 98 million compared with the same quarter last year and increase interest charges and senior debt restructuring fees during the month of February. See the heading "Liquidity and Capital Resources" in the following section.

Year ended February 28, 2002 compared to Year ended February 28, 2001 (pro forma)

The following section provides an analysis of our results of operations between the actual numbers for the period March 1 – February 28, 2002 as compared with the pro forma numbers for the period March 1 – February 28, 2001

Revenues
Revenues increased by SEK 229 million, or 5.7%, from SEK 3,997 million for the year ended February 28, 2001 to SEK 4,226 million for the year ended February 28, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 191 million, or 4.6%, from SEK 3,508 million for the year ended February 28, 2001 to SEK 3,699 million for the year ended February 28, 2002.This increase is a result of an increase in the volume of kilometers of bus service under existing contracts, the winning of new contracts and renewal of existing contracts at substantially higher prices. In addition, revenue increased as a result of compensation for the cost of increased vehicle license taxes, and the application of cost indices under existing contracts.

Revenues from express bus services increased by SEK 39 million, or 15% from SEK 259 million for the year ended February 28, 2001 to SEK 298 million for the year ended February 28, 2002. This increase is largely due to price increases and increased numbers of passengers through the acquisition of the routes previously operated by "MAS-expressen", a Swedish express coach services provider, and other new routes.

Revenues from coach hire services increased by SEK 11 million, or 8%, from SEK 132 million for the year ended February 28, 2001 to SEK 143 million for the year ended February 28, 2002, largely as a result of increased tour and conference activity, price increases and expansion of operations in Malmo – 3rd largest Swedish city.

Other revenues amounted to SEK 86 million for the year ended February 28, 2002 and SEK 98 million for the year ended February 28, 2001. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets
Gain on sale of fixed assets is comprised of gains and losses of real estate, buses and other assets held by Swebus. Gain on sale of fixed assets decreased from SEK 65 million for the year ended February 28, 2001 to SEK 20 million for the year ended February 28, 2002. Of this amount, SEK 14 million was due to the sale of properties, some of which were immediately leased back, and SEK 6 million to the sale of used buses.

Operating Costs
Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs (which include depot costs and head office administrative costs). Operating costs increased by SEK 287 million, or 8%, from SEK 3,691 million for the year ended February 28, 2001 to SEK 3,978 million for the year ended February 28, 2002. This increase is due to a number of factors, which are outlined below.

Additional factors:
There has been a 4% increase in personnel costs, by SEK 95 million to SEK 2,317 million, for the year ended February 28, 2002 from SEK 2,222 million for the year ended February 28, 2001. The increased costs are largely due to increased volume as a result of new contracts and general volume increase and also due to overtime coverage as a result of extra holiday time taken by employees during the period compared to last year. There has also been an effective 3.4% increase in salary for Swebus' employees. The increase was mitigated by productivity gains from the new traffic planning system of approximately SEK 9 million.

In addition, fuel, tires and other consumable costs have decreased 2% by SEK 16 million to SEK 805 million for the year ended February 28, 2002 from SEK 821million for the year ended February 28, 2001, largely due to a decrease in the average fuel price per liter. The reduction in maintenance costs resulting from the new purchasing agreements also had a beneficial impact.

Other external costs increased 9% by SEK 50 million to SEK 626 million for the year ended February 28, 2002 from SEK 576 million for the year ended February 28, 2001. The increase resulted mainly from a increased cost of fuel sold and selling costs related to our express bus activities.

Depreciation and Amortization
Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of

goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 22 million, or 5%, from SEK 416 million for the year ended February 28, 2001 to SEK 394 million for the year ended February 28, 2002 principally as a result of the increased operational leasing of buses. There was an exceptional write down of buses of SEK 11 million during the year.

Operating Loss
Operating loss increased by SEK 99 million from a loss of SEK 45 million for the year ended February 28, 2001 to a loss of SEK 144 million for the year ended February 28, 2002, as a result of reduced gain on sale of fixed assets compared to last year of SEK 45 million, increased damage costs of SEK 19 million and provision for restructuring of CPTA-traffic of SEK 17 million and startup costs of new Stockholm contract of SEK 7 million. Operating loss from bus operations for public authorities increased by SEK 4 million from a loss of SEK 34 million for the year ended February 28, 2001 to a loss of SEK 38 million for the year ended February 28, 2002. This was due to a combination of improved revenues and cost reduction initiatives. The Operating loss includes a provision for layoff cost and startup cost relation to the reorganization of the CPTA-traffic of SEK 24 million. Operating profit from express bus services increased by SEK 1 million to SEK 21 million for the year ended February 28, 2002 compared to SEK 20 million for the year ended February 28, 2001. Operating profit from coach hire services decreased by 8 million to SEK 10 million for the year ended February 28, 2002 compared to the corresponding period in the prior year.

Financial Income and Expenses
Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial income and expenses net decreased SEK 73 million from SEK 290 million for the year ended February 28, 2001 to SEK 217 million for the year ended February 28, 2002. This decrease can be primarily attributed to unrealized exchange gains relating to Euro loans amounting to SEK 68 million compared with the corresponding period last year. See the heading "Liquidity and Capital Resources" in this section.

Taxes
The standard rate of taxation in Sweden is 28%. We did not pay any taxes for the year ended February 28, 2002. The effective deferred tax rate for the fiscal year ended February 28, 2002 was 21%.

Reorganization

Having established new IT and management systems across all of Concordia's operations, we have implemented successfully the final phase of our administrative restructuring. Effective March 1, 2002, regional offices in Sweden were eliminated and our depot administrative organization streamlined. We have reduced the total head count in Sweden by 62 and in Norway by 20 in the process. A restructuring charge of SEK 17 million has been provided for in the results to February 28, 2002. We expect annual savings of SEK 28 million per annum commencing March 1, 2002.

Trend Information

During the year ended February 28, 2002, Concordia's Swedish subsidiary has retained and won substantial contracts which we expect will provide additional revenues of approximately SEK 385 million per annum. These contracts will require Swebus AB to operate approximately 255 buses. All new contracts continue to enjoy substantial price increases compared to those entered into in prior years.

Our Finnish subsidiary has lost a contract covering some 34 buses effective August 15, 2002 of this year.

Our subsidiary in Norway has lost a major contract due to pricing. Effective July 1, 2002, 100 buses will be discontinued resulting in some 25% loss in revenues in Norway. We were not successful at Stavanger tender due to the price differential and long-term investment view of the competitors.

Management believes that the favorable pricing environment in Sweden and moderate price increases in Finland will continue. We do not believe that the September 11, 2001 events will impact Concordia's results materially due to the nature of our revenues. Our Interbus Coach hire operations are subject to lower conferencing and tour activities. These coach hire activities represent some 4% of the total revenue. The public transport industry is counter-cyclical and in a recessionary environment increased unemployment eases the pressure on driver recruitment and increases the demand for public transport.

Liquidity and Capital Resources
Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities outstanding.

During February Concordia restructured its credit facilities with the issue of add on High yield debt of €60 million. The proceeds were used pre-pay senior facilities to provide adequate liquidity and to fund purchase of buses for the new Stockholm contract starting 4th March 2002

The outstanding amount of the senior subordinated notes as of February 28, 20002 is €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

The senior facilities have now been amended providing more liquidity. The repayments have been restructured such that the next scheduled payment is not due until January 17th 2004. As stated earlier, the bank covenants have also been revisited and definitions and interpretations clarified. New covenants are based on EBITDA ratios reflecting the senior lenders position and will be test-effective from quarter 1 ending May 31, 2002.
The senior debt facilities currently include a term loan of SEK 850 million, a Bullet loan of SEK 215 million, a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 2.00%. As of February 28, 2002, SEK 1,061 million of this facility was outstanding net of pending mandatory prepayments of SEK 39 million. As of February 28, 2002 Concordia had total net indebtedness of SEK 2,093 million. The interest expense for the year to February 28, 2002 was SEK 201 million.

Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading "Foreign Exchange" in the section "Quantitative and Qualitative Disclosure about Market Risk."

Net cash provided by operating activities was SEK 85 million for the year ended February 28, 2002. The increase was largely attributable to a decrease in working capital of SEK 111 million arising from the sale of Alecta SPP receivable for SEK 81 million and increase in interest payments of SEK 51 million. The increase in interest costs is a result of increased interest rates and a weakening of the Swedish krona to the Euro. Only 50% of the Euro loan interest is hedged.
Gross capital expenditures totaled SEK 43 million for the year ended February 28, 2002. Of the total Capital expenditures SEK 21 million related to purchase of equipment, SEK 21 million and purchase of buses and SEK 1 million of other.

During the year properties worth SEK 145 million were sold, the remaining proceeds were generated from other asset sales, primarily sales of used buses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

- Interest rates on debt;
- Foreign exchange rates;
- Fuel prices; and
- Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that interest rate payments on 50% of our senior term loans are hedged for a period of approximately three years. We have entered into Swedish Kronor interest rate swaps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps to fix a portion of our loans in Euro, for our operations in Finland.

Based on variable debt levels at February 28, 2002 of SEK 1 billion, a 1% change in interest rates would impact net interest expense by approximately SEK 10,6 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 6,8 million per annum. Senior subordinated notes outstanding at February 28, 2002 with a carrying value of SEK 1.5 billion have been excluded from the above interest rate sensitivity analysis.

Foreign Exchange

We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge at least 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 100% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 8,1 million per annum.

Fuel Prices

Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars against the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through Feb 2003. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs.

Inflation

Inflation had no material impact on our operations during the year ended February 28, 2002 or the year ended February 28, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FOURTH QUARTER

	Note	December 1, 2001 – February 28, 2002	December 1, 2000 – February 28, 2001	December 1, 2000 – February 28, 2001 (Pro forma)[3]
			(in millions of SEK except loss per share)	
Net revenue		**1 045**	**942**	**1 027**
Fuel, tires and other consumables		-192	-221	-231
Personnel costs		-584	-531	-580
Other external costs		-155	-153	-142
Operating Lease Charges	**4**	-65	-27	-32
Gain (Loss) on sale of fixed assets		-15	58	58
Depreciation and amortization		-93	-93	-103
Items affecting comparability	**1**	-18	-	-
Operating loss		**-77**	**-25**	**-3**
Interest income		5	5	6
Interest expense and similar items	**2**	-4	-111	-112
Financial income and expenses		**1**	**-106**	**-106**
Loss after financial items		**-76**	**-131**	**-109**
Taxes		7	57	57
Net loss for the period		**-69**	**-74**	**-52**
Loss per share (thousands of SEK)		**-13,8**	**-14,8**	**-10,4**

[3] This pro forma column reflects our results of operations for the year ended February 28, 2001, as if SBC had been acquired as of March 1, 2000.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FULL YEAR

	Note	March 1, 2001 – February 28, 2002	March 1, 2000 – February 28, 2001	March 1, 2000 – February 28, 2001 (Pro forma)(3)
			(in millions of SEK except loss per share)	
Net revenue		**4 226**	**3 576**	**3 997**
Fuel, tires and other consumables		-805	-772	-821
Personnel costs		-2 317	-1 971	-2 222
Other external costs		-626	-526	-576
Operating Lease Charges	4	-230	-48	-72
Gain on sale of fixed assets		20	65	65
Depreciation and amortization		-394	-364	-416
Items affecting comparability	1	-18	-	-
Operating loss		**-144**	**-40**	**-45**
Interest income		16	6	10
Interest expense and similar items	2	-233	-292	-300
Financial income and expenses		**-217**	**-286**	**-290**
Loss after financial items		**-361**	**-326**	**-335**
Taxes		77	87	89
Net loss for the period		**-284**	**-239**	**-246**
Loss per share (thousands of SEK)		**-56,8**	**-47,8**	**-49,2**

(3) This pro forma column reflects our results of operations for the year ended February 28, 2001, as if SBC had been acquired as of March 1, 2000.

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	February 28, 2002	February 28, 2001
		(in millions of SEK)	
Fixed assets			
Goodwill		809	854
Total intangible fixed assets		**809**	**854**
Buildings and land		1	136
Equipment, tools, fixtures and fittings		44	52
Vehicles		1 971	2 327
Total tangible fixed assets		**2 016**	**2 515**
Capitalized borrowing costs		103	94
Other long-term receivables		13	109
Receivable due from group companies		24	-
Total financial fixed assets		**140**	**203**
Total fixed assets		**2 965**	**3 572**
Current assets			
Inventories		31	24
Accounts receivable		343	311
Receivable due from group companies		-	11
Other current receivables		26	154
Accrued income and prepaid expenses		157	114
Total receivables		**526**	**590**
Cash and bank balances		**422**	**241**
Total current assets		**979**	**855**
TOTAL ASSETS		3 944	4 427

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	February 28, 2002	February 28, 2001
		(in millions of SEK)	
Shareholders' equity			
Restricted equity			
Share capital (5 000 shares at par value SEK 100)		1	1
Total restricted equity		**1**	**1**
Non-restricted equity			
Retained earnings		727	961
Net loss		(284)	(239)
Total non-restricted equity		**443**	**722**
Total shareholder's equity		**444**	**723**
Liabilities			
Provisions:			
Provisions for pensions and similar commitments		68	82
Deferred tax liability		146	217
Total provisions		**214**	**299**
Non current liabilities			
Liabilities to credit institutions	3	1 021	1 563
Other long-term debt	3	1 454	941
Liabilities to group companies		5	-
Total non current liabilities		**2 480**	**2 504**
Current liabilities			
Short-term portion of long-term liabilities	3	40	205
Accounts payable		163	186
Income tax liabilities		1	8
Other current liabilities		179	205
Accrued expenses and deferred income		423	297
Total current liabilities		**806**	**901**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3 944**	**4 427**

PLEDGED ASSETS AND CONTINGENT LIABILITIES	6	February 28, 2002	February 28, 2001
Pledged assets		1,295	1,118
Contingent liabilities		649	649
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		**1,944**	**1,767**

16

CONSOLIDATED CASH FLOW STATEMENTS

	Note	March 1, 2001 – February 28, 2002	March 1, 2000 – February 28, 2001
		(in millions of SEK)	
Cash flow from operating activities			
Loss before taxes		(360)	(326)
Interest income and other financial items		(16)	(6)
Interest expense and other financial income		234	239
Exchange loss		(18)	53
- Reversal of depreciation and amortization		394	364
- Reversal of capital (gains) losses		(20)	(65)
- Reversal of provision for restructuring			(20)
- Reversal of pension provision			(2)
- Reversal of provision for merger		(14)	(10)
- Reversal of capitalized cost write offs		17	0
Dividends received		0	5
Cash provided by operating activities before interest an tax payments		**217**	**232**
Interests and other financial items paid		(240)	(199)
Paid tax		(3)	(4)
Net cash provided by (used in) operating activities		**(26)**	**29**
Change in working capital			
Increase (-)/decrease (+) in inventories		(6)	(5)
Increase (-)/decrease (+) in current receivables excluding financial items		(274)	(46)
Increase (+)/decrease (-) in current liabilities excluding financial items		391	(50)
Cash provided by operations		**85**	**(72)**
Cash flow from investing activities			
Acquisition of subsidiary		(1)	-
Investments in vehicles & equipment		(42)	(336)
Sale of tangible assets		221	399
Divestment of financial assets		96	48
Loans to group companies		-	(8)
Interests and dividends received		11	-
Cash flow provided by (used in) investing activities		**285**	**103**
Cash flow from financing activities			
Share capital/Contribution			61
Net proceeds from borrowings		522	9
Repayment of borrowings		(716)	(17)
Net cash flow provided by (used in) financing activities		**(194)**	**53**
Exchange rate impact on cash		5	6
INCREASE (DECREASE) IN CASH AND BANK BALANCES		176	84
CASH AND BANK BALANCES AT BEGINNING OF PERIOD		**241**	**151**
CASH AND BANK BALANCES AT END OF PERIOD		**422**	**241**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

The unaudited consolidated financial statements for the year ended February 28, 2002 and 2001 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements, except for the calculation of deferred taxes. Certain new recommendations, related to the accounting for taxation, have been issued with implementation commencing in 2001. With effect from March 1, 2001, we have revised our accounting policy in accordance with these new recommendations. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical results. The impact of the revision in accounting policy resulted in an increased tax benefit, and corresponding decrease in the net loss, of SEK 42 million for the year ended February 28 ,2001.

18

Note 1. Items affecting comparability and other exceptional items*

MSEK	December 1, 2001 – February 28, 2002	December 1, 2000 – February 28, 2001	March 1, 2001 – February 28, 2002	March 1, 2000 – February 28, 2001
Items affecting comparability				
Reorganization Provision	**(18)**	-	**(18)**	-
*Other exceptional items**				
Gain / (Loss) on Sale of Property	(17)	54	14	54
Strike Finland	-	-	-	(2)
Startup Costs	(6)	-	(8)	-
Total	(41)	**54**	**(12)**	**52**

* Exceptional items are those, which the management believes, are non-recurring and of a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 2. Interest expense and similar items

MSEK	December 1, 2001 – February 28, 2002	December 1, 2000 – February 28, 2001	March 1, 2001 – February 28, 2002	March 1, 2000 – February 28, 2001
Interest cost payable	(46)	(51)	(201)	(201)
Amortization of deferred financing costs	(6)	(4)	(17)	(13)
Other financial charges	(2)	(8)	(18)	(13)
Foreign exchange gains/(losses)	50	(48)	3	(65)
Total	**(4)**	**(111)**	**(233)**	**(292)**

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	February 28, 2002	February 28, 2001
Syndicated bank facility, STIBOR/EURIBOR	1,061	1,594
Den Norske Bank, NIBOR	-	43
Daimler Chrysler Bank GMBH, EUR	-	61
GEFA Gesellschaft fur Absatzfinanzierung, DEM	-	-
Senior Subordinated Notes, 11%	1,454	907
Multi currency Term Loan, EURIBOR	-	56
Liabilities to credit institutions	**2,515**	**2,661**
Other long-term liabilities	-	48
Total debt	**2,515**	**2,709**
Less long-term deposit (Alecta)	-	(96)
Less short-term deposit (Alecta)	-	(32)
Less Cash and bank balance	(422)	(241)
Net indebtedness	**2,093**	**2,340**

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	February 28, 2002	February 28, 2001
Net present value of future lease payments		
- Vehicles	683	273
- Real estate and other	65	75
Total	**748**	**348**

19

Note 5. Fair value of financial instruments

Fuel hedge contracts

Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended February 28, 2002, 51% of Concordia's unhedged fuel usage was hedged at a fixed price for the coming 12 months. The hedge contracts expire February 28, 2003 and May 31, 2002.

Interest/currency hedges

Certain of Concordia's borrowings are on a floating rate. Management has made a decision to minimize the risk of interest rate fluctuations by entering into interest rate swaps, which give Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that interest payments on at least 50% of the loans are hedged for at least 3 years.

The Company is also exposed to currency fluctuations, primarily as an effect of loans in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements As of February 28, 2002, 50% of the interest payments on the senior subordinated notes €100 million were hedged for the coming 3 years. After February 28 the Company has entered additional currency collar arrangements and forwards to hedge 50% of the interest payments on the senior subordinated notes €60 million for the coming 3 years.

Note 6. *Pledged assets and contingent liabilities*

MSEK	February 28, 2002	February 28, 2001
Pledged shares in subsidiaries	1,279	959
Mortgage deeds	-	41
Floating charge certificates	16	16
Pledged assets	-	102
Guarantees and other contingent liabilities	1	1
Conditional shareholder's contribution	648	648
Total	**1,944**	**1,767**

The following securities exist as of February 28, 2002:

The company has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of
- Swebus Fastigheter AB,
- Swebus AB,
- Concordia Bus Finland Oy AB,
- Swebus Bus Co AB;
- Ingenior M.O. Schoyens Bilcentraler AS

Swebus Fastigheter AB has pledged the shares of
- Alpus AB,
- Enköping-Bålsta Fastighets AB, and
- Malmfältens Omnibus AB;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of FIM 7,100,000.

Note 7 Equity

MSEK	Restricted equity	Unrestricted equity
Opening balance March 1, 2001	1	723
Transfer between unrestricted and restricted equity	-	-
Net loss for the year	-	-284
Change in cummulative translation adjustment	-	4
Ending balance February 28, 2002	**1**	**443**